UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Port Hedland

Interim results

Half year ended 31 December 2012

Marius Kloppers Chief Executive Officer

Graham Kerr Chief Financial Officer

20 February 2013

bhpbilliton

resourcing the future

Disclaimer

bhpbilliton

resourcing the future

Forward-looking statements

This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2012 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein.

Non-IFRS financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

UK GAAP financial information

Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.

No offer of securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on third party information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Interim results, 20 February 2013 Slide 2

Escondida

Interim results

Half year ended 31 December 2012

Marius Kloppers Chief Executive Officer

20 February 2013

bhpbilliton

resourcing the future

Key themes

bhpbilliton

resourcing the future

• We are delivering on our commitments

• Strong and predictable operating performance

• Controllable cash costs reduced by US$1.9 billion on an annualised basis

• Major projects are on schedule and budget

• Ongoing divestment program continues to create substantial value

• We remain confident in the outlook for our business

Interim results, 20 February 2013 Slide 4

Solid results despite weaker prices

bhpbilliton

resourcing the future

• Total Recordable Injury Frequency improved to 4.6 per million hours worked

• Underlying EBITDA of US$13.2 billion, down 29%

• Underlying EBIT of US$9.8 billion, down 38%

• Attributable profit (excluding exceptional items) of US$5.7 billion, down 43%

• Attributable profit of US$4.2 billion included exceptional items of US$1.4 billion

• Net operating cash flows of US$6.4 billion, down 48%

• Interim dividend of 57 US cents per share, up 4%

Note: Variance relates to the relative performance of BHP Billiton during H1 FY13 compared with H1 FY12; TRIF variance relative to FY12.

Interim results, 20 February 2013 Slide 5

Strong and consistent performance

bhpbilliton

resourcing the future

• Production records achieved across five operations

• Unchanged guidance for our major, high margin businesses

• Copper equivalent production1 on track to grow at a CAGR of 10% to end FY14

• Decisive action taken to arrest cost inflation will support margins and returns

• We continue to deliver on the factors that we can control – safety, volume and costs

Strong growth in our high margin businesses

(sales volumes, % change, H1 FY13 versus H1 FY12)

Copper

Alumina

Manganese ore

Petroleum

Metallurgical coal

Iron ore

Nickel

Energy coal

Aluminium

Manganese alloy2

(20) (10) 0 10 20

1. Copper equivalent production based on FY12 average prices.

2. Manganese alloy sales volumes variance truncated relative to actual decline of 26%.

Interim results, 20 February 2013 Slide 6

Newman

Interim results

Half year ended 31 December 2012

Graham Kerr Chief Financial Officer

20 February 2013

bhpbilliton

resourcing the future

Key themes

bhpbilliton

resourcing the future

• We are delivering on our commitments

• Strong and predictable operating performance

• Controllable cash costs reduced by US$1.9 billion on an annualised basis

• Major projects are on schedule and budget

• Ongoing divestment program continues to create substantial value

• We remain confident in the outlook for our business

Interim results, 20 February 2013 Slide 8

Underlying EBIT analysis

bhpbilliton

resourcing the future

EBIT variance (H1 FY13 versus H1 FY12, US$ billion)

18.0

12.0

6.0

0.0

15.9 (5.7) (0.4) (0.3) 9.5 0.4 0.7 0.3 (0.1) (0.2) (0.4) (0.4) 9.8

H1 FY12

Price

Exchange

Inflation

Sub-total

Volume

Controllable cash costs1

Price linked costs

Fuel & energy

Non-cash & one-off items

New & acquired/ceased & sold

Other

H1 FY13

1. Controllable cash costs comprise operating, overhead and volume related efficiencies, and exploration and business development activity; excludes non-cash and one-off items, price linked costs and fuel and energy.

Interim results, 20 February 2013 Slide 9

Delivering strong growth in our high margin businesses

bhpbilliton

resourcing the future

Volume variance

(H1 FY13 versus H1 FY12, US$ million)

900

600

300

0

456 141 101 62 44 5 (131) 678 (243) 435

Iron Ore

Base Metals

Metallurgical Coal

Energy Coal

Manganese

Aluminium & Nickel

D&SP1

Sub-total Minerals

Petroleum1

Total

1. Excludes new and acquired/ceased and sold operations.

Note: Volume variance calculated on Underlying EBIT using previous period margin.

Interim results, 20 February 2013 Slide 10

Controllable cash costs reduced by US$1.9 billion on an annualised basis bhpbilliton

resourcing the future

Cash cost savings

(US$ million)

Controllable

Uncontrollable

US$1.9 billion annualised controllable cash cost saving

1,500

1,200

900

600

300

0

397 87 (97) 387 299 686 258 944 287 (98) 1,133

Operating

Overheads

Volume related1

Sub-total

Exploration & business development

Sub-total (P&L)

Exploration capitalised

Controllable cash costs2

Price linked costs

Fuel & energy

Total cash cost variance

1. Volume related efficiencies were offset by increased costs at WAIO that were incurred prior to the full ramp-up of expanded capacity.

2. Controllable cash costs exclude non-cash and one-off items.

Interim results, 20 February 2013 Slide 11

A weaker US dollar has ‘hidden’ implications for profitability bhpbilliton

resourcing the future

Foreign exchange gain/(loss) on balance sheet monetary items

(US$ million)

0

(200)

(400)

(600)

(169) (95) (79) (65) (32) (30) (14) (7) (83) (574)

Iron Ore

Metallurgical Coal

Base Metals

Energy Coal

Petroleum

Aluminium & Nickel

Manganese

D&SP

Group & unallocated

Total

Note: Difference in exchange variance calculated on Underlying EBIT; excludes exchange impact on net costs.

Interim results, 20 February 2013 Slide 12

Our projects remain on schedule and budget

bhpbilliton

resourcing the future

NWS CWLH

Worsley E&G

WAIO Inner Harbour

Escondida Ore Access

Macedon

NWS North Rankin B

Broad- meadow

WAIO Jimblebar

Caval Ridge

HPX3

EKATI Misery2

NWS GWF-A

Bass Strait LGCP

FY12 FY13 FY14 FY15 FY16

WAIO RGP 5

Antamina Exp

MAC RX1

Kipper1

WAIO Orebody 24

Turrum

Daunia

Cerrejon P40

NTP Exp 3

Escondida OLAP

Samarco 4

WAIO Port and Rail

Escondida OGP1

Appin Area 9

Iron Ore

Petroleum

Base Metals

Metallurgical Coal

Energy Coal

Manganese

D&SP

Aluminium & Nickel

First

production

≤ US$500m

> US$500m

1. Facilities ready for first production pending resolution of mercury content.

2. The sale of the diamonds business was announced on 13 November 2012. The transaction is subject to regulatory approval and completion is expected in H1 CY13.

Interim results, 20 February 2013 Slide 13

Ongoing divestment program continues to create substantial value bhpbilliton
resourcing the future

- Good progress on our strategic commitment to simplify the portfolio
- Asset sales totalling US$4.3 billion either announced or completed during the period
  - sold the Yeelirrie uranium deposit and our interest in Richards Bay Minerals
  - announced the sale of our diamonds business and our interests in Browse
- Divestments priced at a premium to ascribed market value with minimal impact to earnings
- Our capital structure remains within the parameters defined by our solid A credit rating

Significant increase in prospective divestment proceeds[1]
(US$ billion)


5.0
2.5
0.0
H2[2]
H1
FY08
FY09
FY10
FY11
FY12
FY13

Continued growth of the progressive dividend
(US cents per share)


60
30
0
H1
H2
FY08
FY09
FY10
FY11
FY12
FY13

1. Includes proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash; and proceeds from sale of property, plant and equipment.
2. Projected proceeds from announced transactions which are yet to be completed.

Interim results, 20 February 2013
Slide 14

Royalties, taxes and exceptional items

bhpbilliton

resourcing the future

US$6.1 billion paid in the form of federal taxes, state taxes and production royalties

Underlying effective tax rate, including royalty related taxation, was 38%

We have voluntarily donated 1% (US$1 billion) of our pre-tax profit to community programs since FY08

MRRT and carbon tax in effect from 1 July 2012

Exceptional items totalling US$1.4 billion reduced Attributable profit to US$4.2 billion

Newman Primary School

Interim results, 20 February 2013 Slide 15

BMA

Interim results

Half year ended 31 December 2012

Marius Kloppers Chief Executive Officer

20 February 2013

bhpbilliton

resourcing the future

Key themes

bhpbilliton

resourcing the future

We are delivering on our commitments

Strong and predictable operating performance

Controllable cash costs reduced by US$1.9 billion on an annualised basis

Major projects are on schedule and budget

Ongoing divestment program continues to create substantial value

We remain confident in the outlook for our business

Interim results, 20 February 2013 Slide 17

Global growth is strengthening, Chinese commodities demand is moderating bhpbilliton

resourcing the future

The global economy looks set to benefit from a period of improving economic growth

China will remain the primary driver of commodities demand and its cyclical recovery is in place

Rebalancing of the Chinese economy suggests resource intensity will consolidate at a fraction of GDP

Demand growth rates for many of our core products within China are expected to remain in the range of 2% to 4% per annum

Contribution to global GDP growth

(% YoY)

5

4

3

2

1

0

(1)

CY10 CY11 CY12 CY13e CY14e

China United States Eurozone

Asia (ex-China) Rest of the world

Chinese commodity consumption growth rates

(% YoY)

40

30

20

10

0

CY02 CY04 CY06 CY08 CY10 CY12

Finished steel Copper Aluminium

Note: Real growth rates weighted for share of world GDP; 2005 US$ (market exchange rates).

Source: Global Insight.

Interim results, 20 February 2013 Slide 18

Copper long term fundamentals remain compelling

bhpbilliton

resourcing the future

Robust supply growth is expected to result in a more balanced market in the near term

Longer term outlook continues to be underpinned by structural challenges on the supply side

There is a scarcity of advanced, high quality development opportunities, while grades are declining at existing operations

On average, 1 million tonnes of new supply is required each year to keep pace with demand

Prices will need to remain high enough to induce development of lower grade, higher cost supply

Large supply deficit in the longer term

(primary copper, million tonnes)

30

20

10

0

Demand 2025

Demand 2020

Supply gap

CY13e CY17e CY21e CY25e

Existing supply Highly probable projects

Source: Wood Mackenzie, Q4 CY12 update.

Interim results, 20 February 2013 Slide 19

Iron ore prices will remain volatile in the short term

bhpbilliton

resourcing the future

Over the last decade, Chinese demand for seaborne iron ore overwhelmed the capacity of the low cost supply basins

Prices responded to induce high cost supply, which led to a steepening of the cost curve

With the addition of low cost supply, customer inventory cycles now significantly impact the market price

Substantially more low cost supply is either planned or in construction

This will ultimately lead to a flattening of the cost curve and prices will mean revert

Schematic iron ore cost curve

(US$/t, CIF China)

Current cost curve

Iron ore price volatility

Future cost curve

Cumulative volume (million tonnes)

2012 stocking cycle

Iron ore spot prices (US$/t, 62% Fe, CIF China)

Steel mill inventory

(days of inventory)

200

150

100

50

0

Seaborne iron ore inventory (RHS)

Price (LHS)

Jun 12 Aug 12 Oct 12 Dec 12

60

45

30

15

0

Source: BHP Billiton analysis; Platts; Mysteel survey of 55 small steel mills.

Interim results, 20 February 2013 Slide 20

Metallurgical coal prices to remain range bound

bhpbilliton

resourcing the future

Supply behaviour is important given the low demand growth rates of traditional markets

The sharp price increase in CY11 induced a substantial supply response from high cost US producers

As a result, the market rebalanced and prices mean reverted

The market is currently well supported by the cost of high quality Australian supply

Any sustained increase in price will draw US supply back into the market

In the absence of a major supply disruption, the price of metallurgical coal will be range bound

Seaborne exports of US metallurgical coal (US$/t, FOB)

(million tonnes)

400

300

200

100

0

Hard coking coal price (LHS)

US exports (RHS)

CY08 CY09 CY10 CY11 Q1 CY12 Q2 CY12 Q3 CY12 Q4 CY121

80

60

40

20

0

Source: Platts; Global Trade Information Services; IHS McCloskey.

1. 2012 quarterly data annualised.

Interim results, 20 February 2013 Slide 21

Aluminium to remain in over capacity

bhpbilliton

resourcing the future

Long term fundamentals for copper and aluminium present a stark contrast

Aluminium is expected to remain in over capacity

Chinese aluminium producers continue to expand aggressively

Captive low cost power in the Western Provinces has enabled Chinese capacity to shift down the cost curve

The cost curve will further flatten and the price is expected to remain below the marginal cash cost of production

Chinese primary aluminium capacity and demand (million tonnes)

40

30

20

10

0

Capacity

Demand

CY03 CY04 CY05 CY06 CY07 CY08 CY09 CY10 CY11 CY12 CY18e

Cash cost curve for primary aluminium

(US$/t, nominal)

China

CY12

CY18e

0

10

20

30

40

50

60

Cumulative volume

(million tonnes)

Source: Wood Mackenzie, Q4 CY12, cost curve reflects the 90th percentile of production.

Interim results, 20 February 2013 Slide 22

Strong momentum underpinned by growth in our major basins

bhpbilliton

resourcing the future

FY12 to FY14 production growth contribution

Other 10%

Copper 12%

Metallurgical coal 25%

Petroleum 27%

Iron ore 26%

WAIO

(Iron ore)

Queensland Coal (Metallurgical coal)

Onshore US

(Oil & gas)

Gulf of Mexico

(Oil & gas)

FY12 to FY14 forecast production growth

<5% >5%

Escondida

(Copper)

Note: Bubble size represents FY12 copper equivalent production from continuing operations; excludes diamonds.

Interim results, 20 February 2013 Slide 23

Allocating capital in a disciplined manner to maximise returns bhpbilliton

resourcing the future

Capital is being deployed to our highest EBITDA margin1 CSGs

<40%

Capital expenditure for major projects in execution (US$ billion)

EBITDA margin 40-50%

EBITDA margin >50%

FY13e FY14e FY15e FY16e

North West Shelf

(Oil & gas)

WAIO

(Iron ore)

Queensland Coal (Metallurgical coal)

Macedon

(Oil & gas)

Bass Strait

(Oil & gas)

NSWEC

(Energy coal)

Illawarra Coal (Metallurgical coal)

Onshore US (Oil & gas)

Cerrejón

(Energy coal)

Samarco

(Iron ore)

Escondida

(Copper)

1. Major project capital allocation based on average CSG Underlying EBITDA margin over the last five financial years; excludes diamonds.

Note: Bubble size represents capital expenditure for major projects in execution and forecast FY13 Onshore US drilling and development expenditure.

Interim results, 20 February 2013 Slide 24

Strong growth at a lower unit cost

bhpbilliton

resourcing the future

WAIO run rate of +220 mtpa1 is anticipated before end FY15

Escondida copper production of over 1.3 mt1 is forecast in FY15

Queensland Coal projects in execution will increase capacity to 66 mtpa1 by end CY14

Eagle Ford production to increase to over 200 Mboe/day in FY15

Escondida

(index, FY12 production = 100)

200

100

0

CAGR 14%

FY12 FY13e FY15e

Western Australia Iron Ore

(index, FY12 production = 100)

200

100

0

CAGR 8%

FY12 FY13e FY15e

Queensland Coal2 (index, FY12 production = 100)

200

100

0

CAGR 15%

FY12 FY13e FY15e

Eagle Ford

(index, FY12 production = 100)

600

300

0

CAGR 66%

FY12 FY13e FY15e

1. 100% basis.

2. FY15 estimated capacity excludes Norwich Park and Gregory nominal capacity.

Source: BHP Billiton analysis.

Interim results, 20 February 2013 Slide 25

Positioned to sustain superior shareholder returns

bhpbilliton

resourcing the future

Consistent execution of our proven strategy has delivered sector leading results

Total shareholder return of 47% since FY08

We have returned US$56.9 billion1 to shareholders since FY03

We remain confident in the outlook for our company given our low cost, high quality, diversified portfolio and our tangible cost reduction program

Total shareholder returns2

(%)

50

25

0

(25)

(50)

BHP Billiton Peer 1 Peer 2 Peer 3

1. Includes buy-backs and dividends. Calculated over the period from FY03 to H1 FY13 inclusive.

2. Peer group based on LSE constituents: Rio Tinto, Anglo American and Xstrata. TSR assumptions include: US dollar terms; calculated over the period from FY08 to H1 FY13 inclusive.

Source: Datastream; BHP Billiton analysis.

Interim results, 20 February 2013 Slide 26

Key themes

bhpbilliton

resourcing the future

We are delivering on our commitments

Strong and predictable operating performance

Controllable cash costs reduced by US$1.9 billion on an annualised basis

Major projects are on schedule and budget

Ongoing divestment program continues to create substantial value

We remain confident in the outlook for our business

Interim results, 20 February 2013 Slide 27

bhpbilliton

resourcing the future

Appendix

bhpbilliton

resourcing the future

Impact of commodity price movements

bhpbilliton

resourcing the future

Total price variance1

(H1 FY13 versus H1 FY12, US$ million)

1,000

316

0

(28) (58) (62) (385) (439)

(1,602)

(3,169)

(1,000)

(2,000)

(3,000)

(4,000)

Base Metals

D&SP

Manganese

Petroleum

Aluminium & Nickel

Energy Coal

Metallurgical Coal

Iron Ore

1. Includes impact of price linked costs.

Interim results, 20 February 2013 Slide 30

Summary of key exchange rate components in tax expense/(income)

bhpbilliton

resourcing the future

Restatement of

H1 FY13 expense/(income) US$ million

H1 FY12 expense/(income) US$ million

Current tax payable

17

(123)

Deferred tax balances on fixed assets

43

82

Deferred tax balances on US$ debt

12

151

Deferred tax balances on timing differences

56

(2)

Other items

(9)

(38)

Total

119

70

Interim results, 20 February 2013 Slide 31

Capital and exploration expenditure

bhpbilliton

resourcing the future

Minerals and conventional oil and gas capital and exploration expenditure

US$ billion

FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13e

Growth 2.0 1.7 2.6 4.0 5.5 6.1 7.3 8.1 9.2 14.4

Sustaining and other 0.7 0.9 1.3 2.1 1.6 1.8 2.0 1.7 2.2 2.5

Exploration 0.3 0.5 0.5 0.8 0.8 1.4 1.3 1.3 1.2 2.1

Total 3.0 3.1 4.4 6.9 7.9 9.3 10.6 11.1 12.6 19.0 18.0

Onshore US capital and exploration expenditure

US$ billion FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13e

Growth 0.2 3.3

Exploration 0.4

Total 0.2 3.7 4.0

Note: Capital and exploration expenditure presented on an accruals basis.

Interim results, 20 February 2013 Slide 32

Maturity profile analysis

bhpbilliton

resourcing the future

Debt balances1 (US$ billion2)

6

4

2

0

FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Post FY28

US$ Bonds

Euro Bonds

Sterling Bonds

A$ Bonds

% of portfolio

56%

22%

8%

3%

Capital Markets 89%

Bank Debt

CP Issuance

Jointly Controlled Entities3

Subsidiaries4

0%

4%

6%

1%

Bank Supported 4%

Asset Financing 7%

1. Based on debt balances as at 31 December 2012.

2. All debt balances are represented in notional US$ values and based on financial years.

3. Jointly Controlled Entity debt represents BHP Billiton share subject to governing contractual arrangements.

4. Subsidiary debt represents BHP Billiton share of subsidiary debt based on BHP Billiton effective interest.

Interim results, 20 February 2013 Slide 33

Key net profit sensitivities

bhpbilliton

resourcing the future

Approximate impact1 on FY13 net profit after tax of changes of

US$ million

US$1/t on iron ore price 110

US$1/bbl on oil price 45

US¢10/MMbtu on US gas price 25

US$1/t on metallurgical coal price 25

US¢1/lb on aluminium price 25

US¢1/lb on copper price 20

US$1/t on energy coal price 25

US¢1/lb on nickel price 2

AUD (US¢1/A$) operations2 110

RAND (0.2 Rand/US$) operations2 35

1. Assumes total volume exposed to price.

2. Impact based on average exchange rate for the period.

Interim results, 20 February 2013 Slide 34

Strength in diversity

bhpbilliton

resourcing the future

EBIT margin1

(%)

75

50

25

0

FY03 FY04 FY05 FY06 FY07 FY08 FY092 FY10 FY11 FY122 H1 FY132

Petroleum

Aluminium & Nickel

Base Metals

D&SP

Iron Ore

Manganese

Metallurgical Coal

Energy Coal

Total

1. Calculated on the basis of UKGAAP for periods prior to FY05, except for the exclusion of PRRT from Petroleum’s and BHP Billiton Group’s results for all periods. All periods exclude third party trading activities. The Exploration and Technology business has been included in BHP Billiton Group’s results from FY02 to FY05 and excluded from Diamonds and Specialty Products.

2. Negative margins are not shown as the y-axis is set at zero.

Interim results, 20 February 2013 Slide 35

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary